U.S. Securities and Exchange Commission Washington, DC 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms

Name of persons relying on exemption:

•	Illinois State Treasurer Michael Frerichs, as Trustee of the Bright Directions College Savings Trust

Address of persons relying on exemption:

•	Illinois State Treasurer Michael Frerichs – 555 W. Monroe St., 14th Floor, Chicago, IL 60661

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

04/24/2026

Dear fellow Meta Platforms shareholders,

We are writing to urge fellow shareholders of Meta Platforms, Inc. (“Meta” or “the Company”) to vote FOR Proposal #6 on the Company’s 2026 proxy statement – a proposal that recommends that the Company disaggregate voting results by share class – at Meta’s Annual General Meeting on May 27, 2026.

The resolved clause of our proposal states:

“Shareholders request Meta Platforms (the ‘Company’) disclose the voting results on matters subject to a shareholder vote according to the class of shares, namely differentiating between those shares carrying one voting right and those carrying multiple voting rights, effective beginning at the Company’s 2027 annual meeting of shareholders.”

The Proposal is a call for enhanced transparency, grounded in principles of sound corporate governance.

Providing disaggregated reporting does not alter the Company’s capital structure, voting rights, or governance framework. Proposal #6 simply asks Meta to disclose, after the Company’s 2027 annual shareholder meeting, vote tallies by share class – equipping shareholders and the Company with clear, consistent information to evaluate support levels.

Meta maintains a dual class stock structure with disparate voting rights. Class A common stock carries one vote per share, while Class B common stock carries ten votes per share. As the Company explains, the risks related to ownership of Class A common stock include “limitations on the ability of holders of our Class A Common Stock to influence corporate matters due to the dual class structure of our common stock and the control of a majority of the voting power of our outstanding capital stock by our founder, Chairman, and Chief Executive Officer.”1

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000162828026003942/meta-20251231.htm

This imbalance between economic ownership and voting power underscores the importance of ensuring that all shareholders – particularly Class A shareholders – receive clear information on how each class voted. Class-level reporting would enable investors to better monitor which voting decisions receive significant independent shareholder support and are being overridden by a small constituency with disproportionate voting rights.

This letter presents the following points for your consideration:

1.	There is a structural imbalance between economic ownership and voting power at Meta.

2.	Share ownership data alone is not the same as class-level vote results.

3.	There appears to be misalignment between Class A and Class B shareholders.[2]

4.	We believe the requested disclosure is modest and administratively feasible, as the Company has not identified any material burdens to implementation.

5.	There is recognition on the value of class-level reporting.

1. There is a structural imbalance between economic ownership and voting power at Meta.

Meta’s dual-class structure consolidates meaningful influence in the hands of a single insider, magnifying voting power far beyond economic ownership. According to publicly available disclosures, Mr. Zuckerberg owns nearly 100% of the outstanding Class B stock, which grants him approximately 61% of the overall voting power while holding roughly 14% of the economic interest.3 This imbalance raises significant concerns about accountability as well as questions as to how holders of different share classes are voting on important governance matters, including board elections, executive compensation, and shareholder proposals.

2. Share ownership data alone is not the same as class-level vote results.

Share ownership tables and capital structure descriptions indicate to investors who could influence outcomes, not how that influence was actually exercised on each ballot item. Aggregated vote tallies can obscure material divergences between super-voting shares and the preferences of Class A shareholders. Without class-by-class results, it is difficult to verify whether outcomes reflect broad support or are skewed by the preferences of a concentrated block.

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2 Internal calculations after removing Mr. Zuckerberg's class B shares showed at the 2025 annual meeting, Proposal 6 receiving 82.4% support, Proposal 7 receiving 65.8% support and at the 2024 annual meeting, Proposal 5 receiving 83.8% support, Proposal 6 receiving 53.4% support, Proposal 7 receiving 54.6% support, and proposal 11 receiving 59.0% support.

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680125000040/meta-20250417.htm; https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000162828026003942/meta-20251231.htm

Providing votes by share class would enhance transparency and allow investors to make more informed assessments on voting results and governance matters.

3. There appears to be misalignment between Class A and Class B shareholders

An analysis of votes from Meta’s 2024 and 2025 annual meetings suggests possible substantial divergence between Class A and Class B shareholders on numerous proposals.4 Based on estimates by the Office of the Illinois State Treasurer, a majority of Class A shares are estimated to have voted in favor of multiple shareholder proposals, including those related to: phasing out the dual-class stock structure,5 disclosing voting results by share class,6 publishing a child safety impact report,7 and publishing a report on generative AI misinformation and disinformation risks.8

Yet none of these proposals were approved, illustrating how, based on the estimates, the concentrated voting power of Class B shares at times appears to outweigh the preferences of Class A shareholders.

4. We believe the requested disclosure is modest and administratively feasible, as the Company has not identified any material burdens to implementation.

We are not aware of any material technical or operational barriers that would prevent Meta from disaggregating vote totals by share class. Certain dual class issuers – both domestically and internationally – already disclose class-level voting results, including Duluth Trading Company,9 Salem Media Group,10 Power Corporation of Canada,11 and Cogeco Communications.12 Nike also provides partial class-level voting, disclosing class-level voting on director elections.13

Finally, the proposal does not request implementation until after the 2027 Annual Meeting, affording ample time to prepare.

5. There is recognition of the value of class-level reporting.

There is recognition among investment professionals and governance experts that dual class companies with disparate voting rights should provide class-level vote disclosure to address the inherent opacity of unequal voting rights.

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4 An assumption was made that Mr. Zuckerberg voted all of his Class B shares in accordance with management’s recommendations.

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680125000090/meta-20250528.htm; https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680124000057/meta-20240529.htm

6 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680125000090/meta-20250528.htm; https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680124000057/meta-20240529.htm

7 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680124000057/meta-20240529.htm

8 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680124000057/meta-20240529.htm

9 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001649744/000119312525133351/d93898d8k.htm

10 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001050606/000119312523149534/d650502d8k.htm

11 https://www.sedarplus.ca/csa-party/records/document.html?id=88819b965f697c04523ab50fd83b863f0008c6fb9e31d37ac2e9bca839c72312

12 https://www.sedarplus.ca/csa-party/records/document.html?id=0a9e06d7cc85c02267e08ee13732a087f65f746691dd0b8629201a86840b1bc3

13 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000320187/000032018725000060/nke-20250909.htm

The Council of Institutional Investors (CII), a nonprofit, nonpartisan association whose members collectively manage trillions of dollars of assets, recognizes the importance of class-level reporting to companies and investors. CII recently added the following provision to its Corporate Governance Guidelines, which aligns with the request of the shareholder proposal: “Companies with multiple share classes with unequal voting rights should supplement their final results with tallies for each class.”14 CII further explains:

“For investors in companies with two or more classes of stock with differential voting rights, understanding the impact rendered by voting of each share class on shareholder meeting outcomes is a guessing game. Current SEC regulations do not require multi-class companies to disclose vote results by share class to the public…. Additional disclosure would clarify the extent to which the preferences of a company’s public shareholders, who generally hold the class of stock with lower relative voting power, are consistent with the preferences of founders, insiders and other holders of the class with higher per-share voting rights. Potentially, investors could factor into their valuation models situations where founders and public shareholders are substantially at odds or drifting in opposite directions. Class-by-class disclosure also may prompt value-enhancing conversations among board members and managers. Further, investors would get a clearer view of voting results without the aggregate vote totals being obfuscated by the higher voting rights of founders and insiders.”15

In February 2025, Sustainalytics, an independent corporate governance research, ratings, and analytics firm, published an article examining how dual class companies with disparate voting rights influence proxy voting outcomes and corporate governance. The article concluded with the following recommendation: “We believe that better reporting of the votes, disaggregating those cast by insider holders of super-voting shares from those cast by minority shareholders, would strengthen accountability of management to the broad shareholder base.”16

These perspectives are consistent with the objectives of Proposal #6.

Conclusion

The request in Proposal #6 is modest, practical, and consistent with foundational principles of transparency and accountability. It imposes no change to the Company’s capital structure, would require minimal administrative effort, and provides valuable insight into whether voting decisions and governance outcomes reflect the views of all shareholders – not only those with super-voting rights.

We urge you to vote FOR Proposal #6.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by the Office of the Illinois State Treasurer. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. Proxy cards will not be accepted by Illinois State Treasurer or Schroder International Select Fund. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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14 https://www.cii.org/corp_gov_policies

15 https://www.cii.org/content.asp?contentid=312

16 https://www.sustainalytics.com/esg-research/resource/investors-esg-blog/how-unequal-shareholder-rights-influence-proxy-voting-outcomes-and-corporate-governance